UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

14040033

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

SEC FILE NUMBER
8- 67661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMT Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2910
(No. and Street)

Chicago	Illinois	60605
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Kazaross (312) 362-4038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, Floor 9	Chicago	Illinois	60606
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Neil Kazaross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMT Investments, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SANDHYA PAKA WILLIAMS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/02/16

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMT Investments, LLC

Contents

Report Letter	1-2
Statement of Financial Condition	3
Notes to Statement of Financial Condition	4-9

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Managing Member
TMT Investments, LLC
Chicago, Illinois

We have audited the accompanying financial statement of TMT Investments, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 and the related notes to the financial statement that are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statement

Management is responsible for the preparation and fair presentation of this statement of financial condition in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of the statement of financial condition that is free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on this financial statement based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the statement of financial condition is free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the statement of financial condition. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the statement of financial condition, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the statement of financial condition in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the statement of financial condition.

To the Managing Member
TMT Investments, LLC

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of TMT Investments, LLC as of December 31, 2013 in accordance with accounting principles generally accepted in the United States of America.

Plante & Moran, PLLC

February 18, 2014

TMT Investments, LLC

Statement of Financial Condition
December 31, 2013

Assets		
Cash	$	92,821
Securities owned - At fair value		205,358,395
Leasehold improvements - Net of accumulated amortization of $4,827		30,756
Other		10,000
Total assets	**$**	**205,491,972**
Liabilities and Members' Capital		
Liabilities		
Payable to broker-dealer - Net	$	88,237,976
Securities sold - Not yet purchased - At fair value		103,526,059
Total liabilities		191,764,035
Members' Capital		13,727,937
Total liabilities and members' capital	**$**	**205,491,972**

See Notes to Statement of Financial Condition.

Note 1 - Industry Operations

TMT Investments, LLC (the "Company") was formed on February 13, 2007 and commenced operations on April 4, 2008. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Goldman Sachs Execution & Clearing, L.P. (Goldman). The Company's designated self-regulatory organization is the Chicago Board of Options Exchange.

The Company is not exempt from Rule 15c3-3; however, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances, or securities for any person defined as a customer under Rule 17a-5(c)(4).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Securities Owned and Securities Sold - Not Yet Purchased - Securities owned and securities sold - not yet purchased are presented in the financial statements at fair value. Investments in securities traded on a national securities exchange or reported on the NASDAQ national market, are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used.

Income Taxes - The Company is a limited liability company and is not subject to federal income tax. The Company's members are individually required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company's application of the income tax topic regarding uncertain tax positions of GAAP had no effect on its financial position as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2010.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurement assumes the transaction to sell the asset or transfer the liability takes place either in the principal market, the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity or, in the absence of a principal market, the most advantageous market to sell the asset or transfer the liability.

GAAP establishes a fair value hierarchy when measuring fair value that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The Company's investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices in a market that is not active.

Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment's fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment.

The Company primarily seeks to exploit marketplace opportunities through the trading of equity securities and options of publicly traded companies domiciled in the United States of America, without any particular industry focus. Substantially all of the Company's equity securities and options were valued at the closing prices reported on a national securities exchange as of December 31, 2013.

Note 3 - Fair Value Measurements (Continued)

The following table summarizes by level within the fair value hierarchy the Company's investments as of December 31, 2013:

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Securities owned:				
Equity securities	$ 171,919,169	$ -	$ -	$ 171,919,169
Listed equity options	33,439,226	-	-	33,439,226
Total	$ 205,358,395	$ -	$ -	$ 205,358,395
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 74,000,465	$ -	$ -	$ 74,000,465
Listed equity options	29,525,594	-	-	29,525,594
Total	$ 103,526,059	$ -	$ -	$ 103,526,059

Most of the Company's equity security holdings are U.S. based, and cross a broad base of industries. As the Company typically holds such positions for less than a month and almost fully hedges these positions, management does not believe that any further information regarding the breakdown of the Company's equity security portfolio is meaningful.

Note 4 - Payable to Broker-Dealer

The net amount payable to broker-dealer as of December 31, 2013 consists of the following:

Payable to broker-dealer	$ (88,235,175)
Dividend payable	(217)
Other	(2,584)
Total	$ (88,237,976)

Securities owned collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 5 - Derivative Instruments

The Company's derivative activities are the trading of equity options. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2013, the Company's derivative activities had the following impact on the statement of financial condition:

Statement of Financial Condition	
Securities owned - Equity options	$ 33,439,226
Securities sold, not yet purchased - Equity options	$ (29,525,594)

Note 6 - Financial Instruments with Off-balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, options, warrants, and futures contracts. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through a clearing broker utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates, and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument which can be used to settle these transactions.

Note 6 - Financial Instruments with Off-balance-sheet Risk and Concentration of Credit Risk (Continued)

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company maintains cash at a financial institution which at times may exceed federally insured limits. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

Note 7 - Members' Capital

The operating agreement of the Company states that the members can admit new members into the organization from time to time, at their sole discretion. No member shall be entitled to a return of his capital contribution except upon unanimous consent of the members or the occurrence of other specific events. All withdrawals are subject to and may be delayed on account of federal securities laws and the rules and regulations promulgated thereunder. Profits shall be allocated among members in accordance with ownership percentages.

Note 8 - Commitments and Contingencies

In the normal course of business, the Company is subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of December 31, 2013.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $2,487,323, which was $2,387,323 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.001 to 1.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 18, 2014, the date the financial statements were available to be issued.

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

To the Managing Member
TMT Investments, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) as of and for the year ended December 31, 2013, which were agreed to by TMT Investments, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., Chicago Board Options Exchange and SIPC, solely to assist you and the other specified parties in evaluating TMT Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TMT Investments, LLC's management is responsible for TMT Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (the Company's general ledger), noting no differences.
2. Compared the amounts presented in the audited financial statements of TMT Investments, LLC as of and for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 as of and for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 18, 2014

TMT Investments, LLC

Financial Report

December 31, 2013

TMT Investments, LLC

Financial Report
with Supplementary Information
December 31, 2013

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	March 31, 2016
Estimated average burden hours per response	12.00

SEC Mail Processing Section
MAR 04 2014
Washington DC
404

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 67661

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/13 (MM/DD/YY) AND ENDING 12/31/13 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: TMT Investments, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

440 South LaSalle Street, Suite 2910
(No. and Street)

Chicago (City) Illinois (State) 60605 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Neil Kazaross (312) 362-4038
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Plante & Moran, PLLC
(Name – *if individual, state last, first, middle name*)

10 South Riverside Plaza, Floor 9 (Address) Chicago (City) Illinois (State) 60606 (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Neil Kazaross, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of TMT Investments, LLC, as of December 31, 20 13, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

OFFICIAL SEAL
SANDHYA PAKA WILLIAMS
NOTARY PUBLIC - STATE OF ILLINOIS
MY COMMISSION EXPIRES:01/02/16

Signature

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☒ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

TMT Investments, LLC

Contents

Report Letter	1-2
Financial Statements	
Statement of Financial Condition	3
Statement of Operations	4
Statement of Changes in Members' Capital	5
Statement of Cash Flows	6
Notes to Financial Statements	7-13
Supplementary Information	14
Information Pursuant to Rule 17a-5 of the Securities Exchange Act of 1934	
Computation of Net Capital Pursuant to SEC Rule 15c3-1	15
Computation for Determination of Reserve Requirements Pursuant to Rule 15-c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3	16
Independent Auditor's Report on Internal Control	17-19

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report

To the Managing Member
TMT Investments, LLC
Chicago, Illinois

We have audited the accompanying financial statements of TMT Investments, LLC (the "Company"), which comprise the statement of financial condition as of December 31, 2013 and the related statements of operations, changes in members' capital, and cash flows for the year then ended, and the related notes to the financial statements, which are filed pursuant to Rule 17a-5 under the Securities Exchange Act of 1934.

Management's Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

Auditor's Responsibility

Our responsibility is to express an opinion on these financial statements based on our audit. We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the financial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the financial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the Company's preparation and fair presentation of the financial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluating the overall presentation of the financial statements.

To the Managing Member
TMT Investments, LLC

We believe that the audit evidence we have obtained is sufficient and appropriate to provide a basis for our audit opinion.

Opinion

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of TMT Investments, LLC as of December 31, 2013 and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Other Matter - Supplementary Information

Our audit was conducted for the purpose of forming an opinion on the financial statements taken as a whole. The information contained in the accompanying supplementary information as indicated in the accompanying table of contents is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 under the Securities Exchange Act of 1934. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the accompanying supplementary information is fairly stated in all material respects in relation to the financial statements as a whole.

Plante & Moran, PLLC

February 18, 2014

TMT Investments, LLC

Statement of Financial Condition
December 31, 2013

Assets	
Cash	$ 92,821
Securities owned - At fair value	205,358,395
Leasehold improvements - Net of accumulated amortization of $4,827	30,756
Other	10,000
Total assets	**$ 205,491,972**
Liabilities and Members' Capital	
Liabilities	
Payable to broker-dealer - Net	$ 88,237,976
Securities sold - Not yet purchased - At fair value	103,526,059
Total liabilities	191,764,035
Members' Capital	13,727,937
Total liabilities and members' capital	**$ 205,491,972**

See Notes to Financial Statements.

TMT Investments, LLC

Statement of Operations
Year Ended December 31, 2013

Revenue	
Net trading income	$ 4,478,039
Other	144,965
Total revenue	4,623,004
Expenses	
Brokerage, clearance, and exchange fees	696,305
Meals and entertainment	293,218
Employee compensation and related benefits	530,525
Data processing and equipment rental	131,965
Professional fees	255,333
Rent and occupancy	75,861
Other	11,874
Total expenses	1,995,081
Net Income	**$ 2,627,923**

See Notes to Financial Statements.

TMT Investments, LLC

Statement of Changes in Members' Capital
Year Ended December 31, 2013

Balance - January 1, 2013	$	12,542,894
Capital contributions		3,259,698
Capital withdrawals		(4,702,578)
Net income		2,627,923
Balance - December 31, 2013	**$**	**13,727,937**

TMT Investments, LLC

Statement of Cash Flows
Year Ended December 31, 2013

Cash Flows from Operating Activities	
Net income	$ 2,627,923
Adjustments to reconcile net income to net cash provided by operating activities:	
Amortization	912
Changes in operating assets and liabilities:	
Securities owned	167,487,375
Payable to broker-dealer - Net	(153,360,211)
Securities sold, not yet purchased	(15,389,067)
Other assets	150,000
Accrued expenses	(101,997)
Net cash provided by operating activities	1,414,935
Cash Flows from Financing Activities	
Capital contributions	3,259,698
Capital withdrawals	(4,702,578)
Net cash used in financing activities	(1,442,880)
Net Decrease in Cash	(27,945)
Cash - Beginning of year	120,766
Cash - End of year	**$ 92,821**
Noncash Operating and Financing Activities	**$ -**

See Notes to Financial Statements.

Note 1 - Industry Operations

TMT Investments, LLC (the "Company") was formed on February 13, 2007 and commenced operations on April 4, 2008. The Company is registered as a broker-dealer under the Securities Exchange Act of 1934. The Company's primary business operation is conducting proprietary trading of securities and equity options. The Company's principal operations are located in Chicago, Illinois. The Company's securities transactions are cleared through Goldman Sachs Execution & Clearing, L.P. (Goldman). The Company's designated self-regulatory organization is the Chicago Board of Options Exchange.

The Company is not exempt from Rule 15c3-3; however, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances, or securities for any person defined as a customer under Rule 17a-5(c)(4).

Note 2 - Summary of Significant Accounting Policies

Use of Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America (GAAP) requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities as of the date of the financial statements and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

Revenue Recognition - Securities transactions and related income and expenses are recorded on the trade-date basis, as if they had settled. Net trading gains (losses) include realized and unrealized trading gains and losses, commission expense, interest income, interest expense, dividend income, and dividend expense. Unrealized gains and losses on open commodity futures and options on futures contracts which are marked to market are recognized currently in income.

Securities Owned and Securities Sold - Not Yet Purchased - Securities owned and securities sold - not yet purchased are presented in the financial statements at fair value. Investments in securities traded on a national securities exchange or reported on the NASDAQ national market are stated at the last reported sales price on the day of valuation; other securities traded in the over-the-counter market and listed securities for which no sale was reported on that date are stated at the last quoted bid price, except for short sales positions and call options written, for which the last quoted asked price is used.

Note 2 - Summary of Significant Accounting Policies (Continued)

Income Taxes - The Company is a limited liability company and is not subject to federal income tax. The Company's members are individually required to file federal and state income tax returns recognizing their allocable portion of the Company's taxable income.

The Company's application of the income tax topic regarding uncertain tax positions of GAAP had no effect on its financial position, as management believes the Company has no material unrecognized income tax benefits. The Company would account for any potential interest or penalties related to possible future liabilities for unrecognized income tax benefits as income tax expense. The Company is no longer subject to examination by tax authorities for federal, state, or local income taxes for periods before 2010.

Note 3 - Fair Value Measurements

GAAP defines fair value as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants as of the measurement date. The fair value measurement assumes the transaction to sell the asset or transfer the liability takes place either in the principal market, the market in which the reporting entity would sell the asset or transfer the liability with the greatest volume and level of activity or, in the absence of a principal market, the most advantageous market to sell the asset or transfer the liability.

GAAP establishes a fair value hierarchy when measuring fair value that prioritizes the inputs used in applying the various techniques based on the degree to which such inputs are observable to market participants. Inputs broadly refer to the assumptions that market participants use to make pricing decisions, including assumptions about risk.

The Company's investments are classified in one of the following three categories based upon the inputs used to determine their respective fair values.

Level 1 - Quoted prices (unadjusted) for identical assets or liabilities in active markets as of the reporting date. Active markets are those in which transactions for the asset or liability occur in sufficient frequency and volume to provide pricing information on an ongoing basis.

Level 2 - Observable market-based inputs or unobservable inputs that are corroborated by market data. These inputs may include quoted prices in a market that is not active.

Note 3 - Fair Value Measurements (Continued)

Level 3 - Unobservable inputs that cannot be corroborated by market data. These inputs reflect management's best estimate of fair value using its own assumptions about the assumptions a market participant would use in pricing the asset or liability.

When the inputs used to value an investment fall into more than one level, the investment is classified in its entirety based on the lowest level input that is significant to that investment's fair value measurement. Management's assessment of the significance of a particular input to the fair value measurement requires judgment and is dependent on factors specific to the investment.

The Company primarily seeks to exploit marketplace opportunities through the trading of equity securities and options of publicly traded companies domiciled in the United States of America, without any particular industry focus. Substantially all of the Company's equity securities and options were valued at the closing prices reported on a national securities exchange as of December 31, 2013.

The following table summarizes by level within the fair value hierarchy the Company's investments as of December 31, 2013:

	(Level 1)	(Level 2)	(Level 3)	Total
Assets				
Securities owned:				
Equity securities	$ 171,919,169	$ -	$ -	$ 171,919,169
Listed equity options	33,439,226	-	-	33,439,226
Total	$ 205,358,395	$ -	$ -	$ 205,358,395
Liabilities				
Securities sold, not yet purchased:				
Equity securities	$ 74,000,465	$ -	$ -	$ 74,000,465
Listed equity options	29,525,594	-	-	29,525,594
Total	$ 103,526,059	$ -	$ -	$ 103,526,059

Most of the Company's equity security holdings are U.S. based and cross a broad base of industries. As the Company typically holds such positions for less than a month and almost fully hedges these positions, management does not believe that any further information regarding the breakdown of the Company's equity security portfolio is meaningful.

Note 4 - Payable to Broker-Dealer

The net amount payable to broker-dealer as of December 31, 2013 consists of the following:

Payable to broker-dealer	$ (88,235,175)
Dividend payable	(217)
Other	(2,584)
Total	$ (88,237,976)

Securities owned collateralize amounts payable to the clearing broker and securities sold, not yet purchased.

Note 5 - Derivative Instruments

The Company's derivative activities are the trading of futures and equity options. These derivative contracts are recorded on the statement of financial condition as assets and liabilities measured at fair value and the related realized and unrealized gain (loss) associated with these derivatives is recorded in the statement of operations. The Company does not consider any derivative instruments to be hedging instruments, as those terms are generally understood.

As of December 31, 2013 and for the year then ended, the Company's derivative activities had the following impact on the statement of financial condition and the statement of operations:

Statement of Financial Condition	
Securities owned - Equity options	$ 33,439,226
Securities sold, not yet purchased - Equity options	$ (29,525,594)
Statement of Operations	
Trading gains - Net:	
Futures contracts - Equity index	$ 22,599
Equity options	294,542
Net derivative gains	$ 317,141

For the year ended December 31, 2013, the monthly average number of derivative contracts bought and sold was approximately 150,000 contracts per month.

Note 6 - Financial Instruments with Off-balance-sheet Risk and Concentration of Credit Risk

In the normal course of business, the Company enters into transactions in financial instruments with varying degrees of market and credit risk. These financial instruments consist primarily of equity securities, options, warrants, and futures contracts. Trading of these financial instruments is conducted on securities and futures exchanges throughout the United States. Settlement of these transactions takes place in the United States through a clearing broker utilized by the Company. These instruments involve elements of market and credit risk that may exceed the amounts reflected in the statement of financial condition.

Various factors affect the market risk of these transactions; among them are the size and composition of the positions held, the absolute and relative levels of interest rates, and market volatility. Also, the time period in which options may be exercised, the market value of the underlying instrument, and the exercise price affect market risk. The most significant factor influencing the Company's overall exposure to market risk is its use of hedging strategies.

Equity derivatives held, such as options on common stock, provide the Company with the opportunity to deliver or to take delivery of specified securities at a contracted price. Options written on common stock obligate the Company to deliver or take delivery of securities at a contracted price in the event the option is exercised by the holder and may result in market risk not reflected in the statement of financial condition to the extent that the Company is obligated to purchase or sell the underlying securities in the open market. To minimize these risks, the Company generally holds or sells short the underlying instrument which can be used to settle these transactions.

Securities sold, not yet purchased, represent obligations of the Company to deliver specific securities at the contracted prices and thereby create a liability to purchase the securities in the open market at prevailing prices. These transactions may result in market risk not reflected in the statement of financial condition as the Company's ultimate obligation to satisfy its obligation for trading liabilities may exceed the amount reflected in the statement of financial condition. To minimize this risk, the Company generally holds equity securities which can be used to settle these obligations.

Since the Company does not clear its own securities and futures transactions, it has established accounts with a clearing broker for this purpose. This can and often does result in a concentration of credit risk with this firm. Such risk, however, is mitigated by the clearing broker's obligation to comply with rules and regulations of the Securities and Exchange Commission (SEC).

Note 6 - Financial Instruments with Off-balance-sheet Risk and Concentration of Credit Risk (Continued)

As a securities broker-dealer, a substantial portion of the Company's transactions is collateralized. The Company's exposure to credit risk associated with nonperformance in fulfilling contractual obligations pursuant to securities transactions can be directly impacted by volatile trading markets which may impair traders' and/or counterparties' abilities to satisfy their obligations to the Company. The Company controls its exposure to credit risk by continually monitoring its traders' positions and, where deemed necessary, the Company may require a deposit of additional collateral and/or a reduction or diversification of positions.

The Company maintains cash at a financial institution, which at times may exceed federally insured limits. The Company monitors such credit risk at the financial institution and has not experienced any losses related to such risks to date.

Note 7 - Members' Capital

The operating agreement of the Company states that the members can admit new members into the organization from time to time, at their sole discretion. No member shall be entitled to a return of his capital contribution except upon unanimous consent of the members or the occurrence of other specific events. All withdrawals are subject to and may be delayed on account of federal securities laws and the rules and regulations promulgated thereunder. Profits shall be allocated among members in accordance with ownership percentages.

Note 8 - Commitments and Contingencies

In the normal course of business, the Company may become subject to various claims, litigation, regulatory, and arbitration matters. Because these claims and matters are at different stages, management is unable to predict their outcome.

In the normal course of business, the Company enters into contracts and agreements that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company expects the risk of loss or future obligations under these indemnifications to be remote.

There were no such matters or indemnifications known to the Company as of December 31, 2013.

Note 9 - Net Capital Requirements

The Company is subject to the Securities and Exchange Commission's Uniform Net Capital Rule (SEC Rule 15c3-1), which requires maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. The rule also provides that equity capital may not be withdrawn if the resulting net capital ratio would exceed 10 to 1. As of December 31, 2013, the Company had net capital of $2,487,323, which was $2,387,323 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital was 0.001 to 1.

Note 10 - Subsequent Events

The Company has evaluated subsequent events through February 18, 2014, the date the financial statements were available to be issued.

Supplementary Information

TMT Investments, LLC

Computation of Net Capital Pursuant to SEC Rule 15c3-1
December 31, 2013

Total Members' Capital	$ 13,727,937
Deductions and/or Charges	
Nonallowable assets:	
Leasehold improvements	30,756
Other assets	10,000
Net capital before haircuts on security positions	13,687,181
Haircuts on Securities	
Equity securities and options	11,199,858
Undue concentration	-
	11,199,858
Net capital	2,487,323
Net Capital Requirement	100,000
Excess net capital	2,387,323
Aggregate Indebtedness	**$ 2,801**
Ratio of Aggregate Indebtedness to Net Capital	**0.001 to 1**

Note: There are no material differences between the above computation and the Company's corresponding unaudited Form X-17A-5 as of December 31, 2013.

Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3 and Information Relating to Possession or Control Requirements Under Rule 15c3-3
December 31, 2013

Although the Company is not exempt from Rule 15c3-3, it does not transact business in securities with or for customers and it does not carry margin accounts, credit balances, or securities for any person defined as a customer under Rule 17a-5(c)(4). Therefore, the Company has omitted the schedules of computation for determination of reserve requirements and information relating to possession or control requirements.

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

Independent Auditor's Report on Internal Control

To the Managing Member
TMT Investments, LLC
Chicago, Illinois

In planning and performing our audit of the financial statements of TMT Investments, LLC (the "Company") as of and for the year ended December 31, 2013, in accordance with auditing standards generally accepted in the United States of America, we considered the Company's internal control over financial reporting (internal control) as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control. Accordingly, we do not express an opinion on the effectiveness of the Company's internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company, including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11). Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making the periodic computations of the reserve required by Rule 15c3-3(e)

2. Making quarterly securities examinations, counts, verifications, and comparisons and the recordation of differences required by Rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

4. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3

To the Managing Member
TMT Investments, LLC

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls, and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's previously mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control and the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A deficiency in internal control exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent or detect and correct misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A material weakness is a deficiency, or a combination of deficiencies, in internal control such that there is a reasonable possibility that a material misstatement of the Company's financial statements will not be prevented or detected and corrected on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined previously.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures, as described in the second paragraph of this report, were adequate as of December 31, 2013 to meet the SEC's objectives.

To the Managing Member
TMT Investments, LLC

This report is intended solely for the information and use of the managing member, management, the SEC, the Chicago Board Options Exchange, and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 18, 2014

plante moran

Plante & Moran, PLLC
10 South Riverside Plaza
9th Floor
Chicago, IL 60606
Tel: 312.207.1040
Fax: 312.207.1066
plantemoran.com

To the Managing Member
TMT Investments, LLC
Chicago, Illinois

In accordance with Rule 17a-5(e)(4) under the Securities Exchange Act of 1934, we have performed the procedures enumerated below with respect to the accompanying Schedule of Assessment and Payments (General Assessment Reconciliation (Form SIPC-7)) to the Securities Investor Protection Corporation (SIPC) as of and for the year ended December 31, 2013, which were agreed to by TMT Investments, LLC (the "Company") and the Securities and Exchange Commission, Financial Industry Regulatory Authority, Inc., Chicago Board Options Exchange and SIPC, solely to assist you and the other specified parties in evaluating TMT Investments, LLC's compliance with the applicable instructions of the General Assessment Reconciliation (Form SIPC-7). TMT Investments, LLC's management is responsible for TMT Investments, LLC's compliance with those requirements. This agreed-upon procedures engagement was conducted in accordance with attestation standards established by the American Institute of Certified Public Accountants. The sufficiency of these procedures is solely the responsibility of those parties specified in this report. Consequently, we make no representation regarding the sufficiency of the procedures described below either for the purpose for which this report has been requested or for any other purpose. The procedures we performed and our findings are as follows:

1. Compared the listed assessment payments in Form SIPC-7 with respective cash disbursement records entries (the Company's general ledger), noting no differences.
2. Compared the amounts presented in the audited financial statements of TMT Investments, LLC as of and for the year ended December 31, 2013, as applicable, with the amounts reported in Form SIPC-7 as of and for the year ended December 31, 2013, noting no differences.
3. Compared any adjustments reported in Form SIPC-7 with supporting schedules and working papers, noting no differences.
4. Proved the arithmetical accuracy of the calculations reflected in Form SIPC-7 and in the related schedules and working papers supporting the adjustments, noting no differences.

We were not engaged to, and did not conduct an examination, the objective of which would be the expression of an opinion on compliance. Accordingly, we do not express such an opinion. Had we performed additional procedures, other matters might have come to our attention that would have been reported to you.

This report is intended solely for the information and use of the specified parties listed above and is not intended to be and should not be used by anyone other than these specified parties.

Plante & Moran, PLLC

February 18, 2014